[Letterhead of Sullivan & Cromwell LLP]

July 29, 2009

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C.  20549.

Re:	United Rentals (North America), Inc. —
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of United Rentals (North America), Inc. (the “Company”) and its guarantor co-registrants, we hereby transmit electronically for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-4, including exhibits thereto, relating to up to $500,000,000 of the Company’s 10.875% Senior Notes due 2016 which the Company plans to offer in exchange for any and all of its outstanding unregistered 10.875% Senior Notes due 2016.

The Company has sent a wire transfer to the account of the Securities and Exchange Commission with US Bank in the amount of $27,900 for the registration filing fee and has received confirmation of its receipt.

If you should have any questions with respect to this filing, please do not hesitate to contact Andrew D. Soussloff at (212) 558-3681 or the undersigned at (212) 558-7296.

Sincerely,

/s/ Jennifer M. DeLeonardo
Jennifer M. DeLeonardo

(Enclosures)

cc:	Jonathan Gottsegen
(United Rentals (North America), Inc.)

Andrew D. Soussloff
(Sullivan & Cromwell LLP)